UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. 1 )*

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                           Rheometric Scientific, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    762073104
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                                 (CUSIP Number)

          Mary Diehl

          13 Beverly Drive, Belle Mead, New Jersey 08502 (908) 359-7161
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 October 3, 1997
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             (Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D/A


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CUSIP No. 762073104                                       Page 2 of 5 Pages
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1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      |
      |
      |
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      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
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3     |      SEC USE ONLY
      |
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4     |      SOURCE OF FUNDS*
      |
      |                         Not Applicable
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5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
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6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |
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                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        572,000 Shares
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        572,000 Shares
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |
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11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     572,000 Shares
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12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES*
    |                                                                    |_|
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13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |                                 4.35%
    |
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14  |    TYPE OF REPORTING PERSON*
    |
    |
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 762073104                                       Page 3 of 5 Pages
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                                     13D/A


Item 1. Security and Issuer

     The class of equity securities to which this statement relates is the Common Stock (the "Common Stock") of Rheometric Scientific, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is One Possumtown Road, Piscataway, New Jersey 08854.

Item 2. Identity and Background

     (a) The person filing this statement is Mary Diehl.

     (b) Ms. Diehl's residence is 13 Beverly Drive, Belle Mead, New Jersey
     08502.

     (c) Ms. Diehl is presently employed by the Foothill Acres Nursing Home, Amwell Road, P.O. Box 780, Neshanick, New Jersey 08853.

     (d) and (e) During the last five years, Ms. Diehl was not convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Ms. Diehl is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

     Not Applicable.

Item 4. Purpose of Transaction

     Ms. Diehl has no present plans or proposals which relate to or would result in any of the events referred to in items (a) through (j) of Item 4, except that Ms. Diehl may buy or dispose of additional shares of the Issuer's Common Stock in the future.



Item 5. Interest in Securities of the Issuer

     (a) Mary Diehl beneficially owns directly and indirectly an aggregate of 572,000 shares of Common Stock, constituting 4.35% of the outstanding Common Stock.

     (b) Mary Diehl has sole voting power and sole dispositive power with respect to 572,000 shares. Ms. Diehl does not share voting or dispositive power with respect to such shares.

     (c) There have been no transactions of Common Stock involving Mary Diehl during the past sixty days.

     (d) Not applicable.

     (e) From July 17, 1996 to November 26, 1997, Mary Diehl disposed of an aggregate of 198,236 shares of Common Stock in open market transactions. As a result, on October 3, 1997, Mary Diehl ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock.

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CUSIP No. 762073104                                       Page 4 of 5 Pages
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                                     13D/A


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not applicable.



Item 7. Material To Be Filed As Exhibits

     Not applicable.

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CUSIP No. 762073104                                       Page 5 of 5 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 23, 1998                                /s/ Mary Diehl
-------------------------                    --------------------------------
Date                                          Mary Diehl